Filed Pursuant to Rule 424(b)(3)
Registration No. 333-228126

PROSPECTUS

EQUITRANS MIDSTREAM CORPORATION

2018 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

1,000,000 shares of Common Stock, without par value

This prospectus relates to 1,000,000 shares of common stock, without par value, the Company reserved for issuance under the Company’s Dividend Reinvestment and Stock Purchase Plan (the Plan). The Plan provides holders of common stock of the Company with a convenient method to reinvest dividends in and to make optional cash payments to purchase, within the limits of the Plan, shares of common stock without payment of any brokerage commissions or service charges. The common stock may be newly-issued shares purchased directly from the Company or may be purchased in the open market.

Participants in the Plan may:

•	Have all or a portion of cash dividends on their shares automatically reinvested in shares of common stock.

•	Make optional cash payments of not less than $50 nor more than $10,000 per month to be invested in shares of common stock.

•	Deposit certificates for the Company’s common stock held by them for safekeeping within the Plan.

The price of common stock if purchased directly from the Company will be the closing price per share for each dividend payment date or interim investment date, as the case may be, to be determined in the principal market in which such shares are traded, as quoted in The Wall Street Journal (or in such other reliable publication as the Company may determine to rely upon). If purchased in the open market, the price will be the then current market price.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol ETRN.

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 1.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities in any state where offers or sales are not permitted.

The date of this prospectus is May 5, 2020.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, which we refer to as the “SEC”, relating to the shares of our common stock offered under the Plan. This prospectus does not include all of the information in the registration statement. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information regarding the Company, the Plan, and the shares of common stock offered under the Plan. Before making a decision to invest in shares of common stock, you should carefully read this prospectus, especially the sections entitled “RISK FACTORS” starting on page 1 and “WHERE YOU CAN FIND MORE INFORMATION” on page 23.

We have not authorized anyone to provide you with information that is different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document, regardless of the time of delivery of this prospectus or any sale of a security.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “the Company”, “ETRN”, “we”, “us”, “our” and similar terms refer to Equitrans Midstream Corporation and its consolidated subsidiaries.

SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference therein. This summary is not complete and does not contain all of the information that you should consider before buying our shares in this offering. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 1 of this prospectus and all other information, including our consolidated financial statements and the related notes, that are included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

About the Company

The Company, through EQM Midstream Partners, LP (EQM) and its subsidiaries, is one of the largest natural gas gatherers in the U.S. and holds a significant footprint in the Appalachian Basin. The Company, a Pennsylvania corporation, became an independent, publicly-traded company on November 12, 2018. The Company’s principal executive office and phone number are: 2200 Energy Drive, Canonsburg, PA 15317, and (724) 271-7600.

About the Plan and this Offering

This prospectus relates to our offer and sale of up to 1,000,000 shares of our common stock to eligible shareholders through the Plan. The purpose is to provide holders of record of the Company’s common stock with a simple and convenient method of reinvesting cash dividends and optional cash payments in additional shares of the Company’s common stock without payment of brokerage commissions or service charges.

The American Stock Transfer & Trust Company, LLC (AST) is the Administrator of the Plan. The Administrator will purchase the common stock under the Plan directly from the Company out of authorized but unissued shares or in the open market.

The price of shares purchased from the Company with reinvested cash dividends or optional cash payments will be the closing price per share for each dividend payment date or interim investment date, as the case may be, to be determined in the principal market in which such shares are traded, as quoted in The Wall Street Journal (or in such other reliable publication as the Company may determine to rely upon). If, however, a dividend payment date or interim investment date falls on a day on which the common stock of the Company is not traded, the purchase price is determined by averaging the closing price per share for the Company’s common stock as so reported on the trading dates next preceding and next following the dividend payment date or interim investment date, as the case may be. If purchased in the open market, the price will be the then current market price.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment in our common stock, you should carefully read all of the information contained in this prospectus and in the documents incorporated by reference herein. For a discussion of risk factors that you should carefully consider before deciding to purchase any of our common stock, please review “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus, as updated by the information below. In addition, please read “Cautionary Statement Regarding Forward-Looking Information” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, operations, results of operations, financial condition and prospects.

The outbreak of coronavirus disease 2019 (COVID-19) (or any future pandemic), and related declines in economic output and associated demand for natural gas, could harm the business, results of operations and financial condition of each of EQM and us.

In December 2019, COVID-19 was reported in China, and, in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. COVID-19 has since spread to additional countries including the United States, causing significant business, employment and economic disruptions. Measures adopted by governments to help reduce the spread of the virus have adversely affected the economic and financial markets in the United States and many other countries, resulting in an economic downturn of unknown duration and severity.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 outbreak (or any other outbreak) on the domestic economy, the natural gas industry, or EQM or us; however, our and EQM’s business, results of operations and financial condition could be negatively affected in numerous ways, including, without limitation, that:

•	EQM’s customers may be adversely affected if the outbreak results in an economic downturn or recession and/or causes declines in the price of, demand for and production of natural gas or prevents such customers (particularly EQM’s largest customer) from conducting, or curtails their ability to conduct, field operations and continue natural gas production, which could reduce demand for EQM’s services, negatively affect throughput on EQM’s systems or heighten EQM’s exposure to risk of loss resulting from the nonpayment and/or nonperformance of its customers;
•	our and EQM’s operations may be disrupted or become less efficient if a significant portion of our and EQM’s employees or contractors are unavailable due to illness or if EQM’s field operations, including in respect of projects in development, were to be suspended or temporarily shut down or restricted due to outbreak control measures;
•	legal and regulatory processes relating to EQM’s projects in development, including the Mountain Valley Pipeline (MVP) project, may be disrupted or slowed, such as if relevant governmental authorities suffer reduced workforce availability due to the virus; and
•	resultant disruption to, and instability in, financial and credit markets may adversely affect our and EQM’s access to capital, leverage and liquidity levels and credit ratings, as well as EQM’s counterparties’ access to capital, business continuity, financial stability, leverage and liquidity levels and credit ratings (which could heighten counterparty credit risk to which EQM is exposed in the ordinary course of its business).

Additionally, the Company shareholder and EQM limited partner votes in respect of the Merger could be delayed, and the ability of the post-Merger consolidated company to realize benefits from the Merger may be adversely affected by the COVID-19 outbreak (including as a result of the occurrence of any of the above-described factors).

Although we believe that we are following best practices under COVID-19 guidance and intend to continue to refine our practices as additional guidance is released, there is no guarantee that efforts by EQM and us or any other entity or authority to mitigate potential adverse impacts of the COVID-19 outbreak, whether on a local, state or national level, will be effective.

We and EQM may incur additional costs to further attempt to mitigate potential impacts caused by COVID-19 related disruptions, which could adversely affect our financial condition and results of operations. Further, the COVID-19 pandemic may have the effect of heightening many of the other risks set forth in Item 1A., “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, as may be updated by risk factor disclosure in our Quarterly Reports on Form 10-Q for subsequent periods. The extent of the impact of COVID-19 on EQM and us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, duration of the outbreak and related economic effects and aftereffects (including on the natural gas industry), and actions taken to contain COVID-19 or its impact, among others.

We may further reduce the amount of the cash dividend that we pay on our common stock or may not pay any cash dividends at all to our shareholders. Our ability to declare and pay cash dividends to our shareholders, if any, in the future will depend on various factors, many of which are beyond our control.

We are not required to declare dividends of our available cash to our common shareholders. In addition, as described below, following the closing of the Merger, we will be prohibited from paying any dividends to our shareholders until we pay dividends on the shares of a new series of preferred stock, no par value, to be issued in connection with the Merger (the ETRN Preferred Shares). On April 27, 2020, our Board of Directors declared a first quarter 2020 quarterly dividend that was 67% lower than our fourth quarter 2019 quarterly dividend. Our Board of Directors may further reduce the amount of the cash dividend that we pay on our common stock or may decide not to declare any dividends in the future. Any payment of future dividends will be at the sole discretion of the Board of Directors and will depend upon many factors, including the financial condition, earnings, liquidity and capital requirements of our operating subsidiaries, covenants associated with certain debt obligations, legal requirements, leverage, regulatory constraints and other factors deemed relevant by our Board of Directors.

Upon the closing of the pending merger between us and EQM (the Merger), former EQM common unitholders will own approximately 50% of the total voting power of our common stock (which includes the ETRN Preferred Shares to be issued in connection with the Merger, which will have the right to vote on an as-converted basis with our shareholders). As a result, our current shareholders will experience significant dilution as a result of the Merger.

If the Merger is successfully completed, we expect that we will issue approximately 203.2 million shares of our common stock at the effective time in connection with the Merger. In connection with the Merger, we will also issue newly-created ETRN Preferred Shares that will be convertible into our common stock and which will have the right to vote on an as-converted basis with our shareholders. In addition, in the future we may issue common stock or other equity to raise cash for our projects, operations, acquisitions or other purposes and may also acquire interests in other companies by using a combination of cash and our equity or just our equity.

Any of these events may dilute the ownership interests of the current holders of our common stock, reduce our earnings per share and have an adverse effect on the price of our common stock. The issuance of these new shares and the sale of additional shares from time to time could have the effect of depressing the market value for our common stock. The increase in the number of shares of our common stock outstanding, and any resulting dilution, may cause holders to sell shares of our common stock or may create the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, our common stock.

We and EQM are and in the future may be targets of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the completion of the Merger.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements in an effort to enjoin the relevant merger or seek monetary relief. We and EQM are currently defendants in lawsuits related to the Agreement and Plan of Merger by and among us, EQM, EQGP Services, LLC, the general partner of EQM, EQM LP Corporation, and LS Merger Sub, LLC, dated February 26, 2020 (as may be amended from time to time) (the Merger Agreement) and the Merger and, even if the pending or any future lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. We and EQM cannot predict the outcome of these lawsuits, or others, nor can either company predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation surrounding the Merger could delay or prevent its consummation. In addition, the costs of defending the litigation, even if resolved in our or EQM’s favor, could be substantial and such litigation could distract us and EQM from pursuing the consummation of the Merger and other potentially beneficial business opportunities.

As part of the Merger and the related Preferred Restructuring (defined below), EQM has agreed to redeem $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A Preferred Units for cash at 101% of the Series A Preferred Unit Purchase Price (defined below) plus any accrued and unpaid distribution amounts and partial period distribution amounts and, after giving effect to such redemption, we have agreed to issue 2.44 ETRN Preferred Shares in exchange for each remaining Series A Preferred Unit.

In April 2019, EQM sold an aggregate of 24,605,291 Series A Preferred Units to the Investors (defined below) and certain of their affiliates in a private placement for a cash purchase price of $48.77 per Series A Preferred Unit (the Series A Preferred Unit Purchase Price).

Under the Fourth Amended and Restated Agreement of Limited Partnership of EQM (as amended, the EQM Partnership Agreement), the Investors are entitled to make certain elections as to treatment of their Series A Preferred Units in respect of certain change of control events of EQM. In lieu of making an election, and in satisfaction of the Investors’ rights under the EQM Partnership Agreement upon a change of control of EQM, the holders of the Series A Preferred Units and we have agreed that, at the effective time of the Merger, (i) EQM will redeem $600.0 million aggregate principal amount of EQM’s issued and outstanding Series A Preferred Units for cash at 101% of the Series A Preferred Unit Purchase Price plus any accrued and unpaid distribution amounts and partial period distribution amounts, and (ii) after giving effect to such redemption, we will create and issue 2.44 new ETRN Preferred Shares in exchange for each remaining Series A Preferred Unit (the Preferred Restructuring).

At the time of issuance, the ETRN Preferred Shares will have the following rights and preferences:

•	The ETRN Preferred Shares are a new class of security that will rank pari passu with any other outstanding class or series of our preferred stock and senior to all shares of our common stock with respect to dividend rights and rights upon liquidation.

•	The ETRN Preferred Shares will vote on an as-converted basis with our common stock and will have certain other class voting rights with respect to any amendment to our Certificate of Designations relating to the ETRN Preferred Shares or the Amended and Restated Articles of Incorporation of Equitrans Midstream Corporation (the Company Articles) that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the ETRN Preferred Shares.

•	The holders of the ETRN Preferred Shares will receive cumulative quarterly dividends at a rate per annum of 9.75% for each quarter ending on or before March 31, 2024, and thereafter the quarterly dividends at a rate per annum equal to the sum of (i) three-month LIBOR as of a LIBOR Determination Date (as defined in the Certificate of Designations) in respect of the applicable quarter and (ii) 8.15%; provided that the rate per annum in respect of periods after March 31, 2024 shall not be less than 10.50%.

•	We will not be entitled to pay any dividends on any junior securities, including any shares of our common stock, prior to paying the quarterly dividends payable to the ETRN Preferred Shares, including any previously accrued and unpaid dividends.

•	Each holder of the ETRN Preferred Shares may elect to convert all or any portion of the ETRN Preferred Shares owned by it into our common stock initially on a one-for-one basis, subject to certain anti-dilution adjustments and an adjustment for any dividends that have accrued but not been paid when due and partial period dividends (referred to as the “conversion rate”), at any time (but not more often than once per fiscal quarter) after April 10, 2021 (or earlier liquidation, dissolution or winding up of us), provided that any conversion involves an aggregate number of ETRN Preferred Shares of at least $20.0 million (calculated based on the closing price of our common stock on the trading day preceding notice of the conversion) or such lesser amount if such conversion relates to all of a holder’s remaining ETRN Preferred Shares or if such conversion is approved by our Board of Directors.

•	So long as the holders of ETRN Preferred Shares have not elected to convert all of their ETRN Preferred Shares into our common stock, we may elect to convert all of the ETRN Preferred Shares for our common stock at any time after April 10, 2021 if (i) our common stock is listed for, or admitted to, trading on a national securities exchange, (ii) the closing price per share of our common stock on the national securities exchange on which such shares are listed for, or admitted to, trading exceeds 140% of the issue price of the ETRN Preferred Shares (the ETRN Preferred Shares Issue Price) for the 20 consecutive trading days immediately preceding notice of the conversion, (iii) the average daily trading volume of our common stock on the national securities exchange on which our common stock is listed for, or admitted to, trading exceeds 1,000,000 shares of our common stock (subject to certain adjustments) for the 20 consecutive trading days immediately preceding notice of the conversion, (iv) we have an effective registration statement on file with the SEC covering resales of our common stock to be received by such holders upon any such conversion and (v) we have paid all accrued quarterly dividends in cash to the holders.

•	Upon certain events involving a Change of Control (as defined in the Certificate of Designations) in which more than 90% of the consideration payable to us, or to the holders of our common stock is payable in cash, the ETRN Preferred Shares will automatically convert into our common stock at a conversion ratio equal to the greater of (i) the quotient of (a) the sum of (x) the ETRN Preferred Shares Issue Price plus (y) any accrued and unpaid dividends on such date, including any partial period dividends with respect to the ETRN Preferred Shares on such date, divided by (b) the ETRN Preferred Shares Issue Price and (ii) the quotient of (a) the sum of (x) (1) the ETRN Preferred Shares Issue Price multiplied by (2) 110% plus (y) any accrued and unpaid dividends on such date, including any partial period dividends, with respect to the ETRN Preferred Shares on such date, divided by (b) the volume weighted average price of the shares of our common stock for the 30 day period ending immediately prior to the execution of definitive documentation relating to the Change of Control.

•	In connection with other Change of Control events that do not satisfy the 90% cash consideration threshold described above, in addition to certain other conditions, each holder of ETRN Preferred Shares may elect to (a) convert all, but not less than all, of its ETRN Preferred Shares into our common stock at the then applicable conversion rate, (b) if we are not the surviving entity (or if we are the surviving entity, but our common stock will cease to be listed), require us to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security that has rights, preferences and privileges substantially equivalent to the ETRN Preferred Shares (or if we are unable to cause such substantially equivalent securities to be issued, to exercise the option described in clause (a) or (d) hereof or elect to convert such ETRN Preferred Shares at a conversion ratio reflecting a multiple of invested capital), (c) if we are the surviving entity, continue to hold the ETRN Preferred Shares or (d) require us to redeem the ETRN Preferred Shares at a price per share equal to 101% of the ETRN Preferred Shares Issue Price, plus accrued and unpaid dividends, including any partial period dividends, on the applicable ETRN Preferred Shares on such date, which redemption price may be payable in cash, our common stock or a combination thereof at our election (and, if payable in our common stock, such common stock will be issued at 95% of the volume weighted average price of our common stock for the 20-day period ending on the fifth trading day immediately preceding the consummation of the Change of Control). Any holder of ETRN Preferred Shares that requires us to redeem its ETRN Preferred Shares pursuant to clause (d) above will have the right to withdraw such election with respect to all, but not less than all, of its ETRN Preferred Shares at any time prior to the fifth trading day immediately preceding the consummation of the Change of Control and instead elect to be treated in accordance with any of clauses (a), (b) or (c) above.

•	At any time on or after January 1, 2024, we will have the right, subject to applicable law, to redeem the ETRN Preferred Shares, in whole or in part, by paying cash for each ETRN Preferred Share to be redeemed in an amount equal to the greater of (a) the sum of (i)(1) the ETRN Preferred Shares Issue Price multiplied by (2) 110%, plus (ii) any accrued and unpaid dividends, including any partial period dividends, with respect to the ETRN Preferred Shares on such date and (b) the amount the holder of such ETRN Preferred Share would receive if such holder had converted such ETRN Preferred Share into shares of our common stock at the then-applicable conversion ratio and we liquidated immediately thereafter.

•	Pursuant to the terms of the Preferred Restructuring Agreement, dated as of February 26, 2020, by and among us, EQM and the investors party thereto (the Investors), in connection with the closing of the Preferred Restructuring (the Preferred Restructuring Agreement), we have agreed to enter into a registration rights agreement (the Registration Rights Agreement) pursuant to which, among other things, we will give the Investors certain rights to require us to file and maintain one or more registration statements with respect to the resale of the ETRN Preferred Shares and the shares of our common stock that are issuable upon conversion of the ETRN Preferred Shares, and which, upon request by certain Investors party to the Registration Rights Agreement, will require us to initiate underwritten offerings for the ETRN Preferred Shares and the shares of our common stock that are issuable upon conversion of the ETRN Preferred Shares and use our best efforts to cause the ETRN Preferred Shares to be listed on the securities exchange on which the shares of our common stock are then listed.

The creation and issuance of the ETRN Preferred Shares present a number of risks to current and future holders of our common stock, including a preference in favor of holders of ETRN Preferred Shares in the payment of dividends on our common stock, the risk of dilution occurring as a result of the conversion of the ETRN Preferred Shares into our common stock and the ability of the holders of the ETRN Preferred Shares to vote with the holders of our common stock on most matters, as well as the risk that the holders of the ETRN Preferred Shares will have certain other class voting rights with respect to any amendment to our organizational documents that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the ETRN Preferred Shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Disclosures in this prospectus contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the Securities Act of 1933, as amended (the Securities Act). Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as “anticipate,” “estimate,” “could,” “would,” “will,” “may,” “forecast,” “approximate,” “expect,” “project,” “intend,” “plan,” “believe” and other words of similar meaning in connection with any discussion of future operating or financial matters. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus specifically include the expectations of plans, strategies, objectives, and growth and anticipated financial and operational performance of the Company and EQM, including:

•	guidance regarding EQM’s gathering, transmission and storage and water service revenue and volume growth, including the anticipated effects associated with the Gas Gathering and Compression Agreement, dated as of February 26, 2020, by and among EQM, EQT Corporation (EQT) and/or certain of their respective subsidiaries (the EQT Global GGA);

•	projected revenue (including from firm reservation fees) and expenses, and the effect on projected revenue associated with the EQT Global GGA and the MVP project;

•	the weighted average contract life of gathering, transmission and storage contracts;

•	infrastructure programs (including the timing, cost, capacity and sources of funding with respect to gathering, transmission and storage and water expansion projects);

•	the cost, capacity, timing of regulatory approvals, final design and targeted in-service dates of current projects;

•	the ultimate terms, partners and structure of Mountain Valley Pipeline, LLC and ownership interests therein;

•	expansion projects in EQM's operating areas and in areas that would provide access to new markets;

•	EQM's ability to provide produced water handling services and realize expansion opportunities and related capital avoidance;

•	the Company's and EQM's ability to identify and complete acquisitions and other strategic transactions, including the proposed Merger and joint ventures, effectively integrate transactions into the Company's and EQM’s operations, and achieve synergies, system optionality and accretion associated with transactions, including through increased scale;

•	EQM's ability to access commercial opportunities and new customers for its water services business, and the timing and final terms of any definitive water services agreement or agreements between EQT and EQM (a Water Services Agreement) entered into pursuant to the terms of that certain Letter Agreement, dated as of February 26, 2020 between EQM and EQT relating to water services (the Water Services Letter Agreement);

•	any further credit rating impacts associated with the MVP project, customer credit ratings changes, including EQT's, and defaults, acquisitions and financings and any further changes in EQM's credit ratings;

•	the ability to obtain the requisite approvals related to the Merger from the Company shareholders or the EQM limited partners, as applicable, to consummate the Merger;

•	the risk that a condition to closing of the Merger may not be satisfied;

•	the possible diversion of management time on issues related to the Merger;

•	the impact and outcome of threatened, pending and future litigation relating to the Merger;

•	the timing and amount of future issuances or repurchases of securities, including in connection with the Merger and the Preferred Restructuring;

•	effects of conversion of EQM securities into shares of ETRN common stock or ETRN Preferred Shares, as applicable, in connection with the Merger;

•	effects of seasonality;

•	expected cash flows and minimum volume commitments, including those associated with the EQT Global GGA and any Water Services Agreement between EQT and EQM, and the potential impacts thereon of the timing of the MVP project;

•	capital commitments;

•	projected capital contributions and capital and operating expenditures, including the amount and timing of reimbursable capital expenditures, capital budget and sources of funds for capital expenditures;

•	dividend and distribution amounts, timing and rates;

•	the effect and outcome of pending and future litigation and regulatory proceedings;

•	changes in commodity prices and the effect of commodity prices on EQM's business;

•	liquidity and financing requirements, including sources and availability;

•	interest rates;

•	the Company's, EQM's and EQM's subsidiaries' respective abilities to service debt under, and comply with the covenants contained in, their respective credit agreements;

•	expectations regarding production volumes in EQM's areas of operations;

•	the Company's and EQM’s abilities to achieve the anticipated benefits associated with the execution of the EQT Global GGA, the Water Services Letter Agreement, the Merger Agreement and related agreements;

•	the impact on the Company and its subsidiaries of the COVID-19 pandemic, including, among other things, effects on demand for natural gas and the Company's services, commodity prices and access to capital; and

•	the effects of government regulation; and tax status and position.

The forward-looking statements included in this prospectus involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. ETRN has based these forward-looking statements on management’s current expectations and assumptions about future events. While ETRN considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and are beyond ETRN’s control. The risks and uncertainties that may affect the operations, performance and results of ETRN’s and EQM’s businesses and forward-looking statements include, but are not limited to, those set forth under the section entitled “Risk Factors” in this prospectus.

Any forward-looking statement speaks only as of the date on which such statement is made and ETRN does not intend to correct or update any forward-looking statement unless required by securities law, whether as a result of new information, future events or otherwise.

You should also consider carefully the statements under the heading “RISK FACTORS” starting on page 1, and in the other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. The risks discussed in this prospectus are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

USE OF PROCEEDS

The proceeds from the sale of the newly-issued shares of common stock offered by this prospectus will be used for general corporate purposes. If shares of common stock are purchased by the Administrator of the Plan on the open market, the Company will not receive any proceeds.

PLAN OF DISTRIBUTION

The shares of common stock that participants acquire under the Plan will be newly-issued shares sold directly by the Company through the Plan or shares purchased on the open market by the Administrator. As stated elsewhere in this prospectus, the Company will pay any brokerage fees or commissions for shares purchased under the Plan.

Persons who acquire shares of the Company’s common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act. The Company will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant in the Plan, nor will the Company enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of the Company’s common stock so purchased.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Company’s common stock or other securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

DESCRIPTION OF CAPITAL STOCK

General

Under the Company Articles, the Company is authorized to issue 1,250,000,000 shares of common stock, no par value, and 50,000,000 shares of preferred stock, no par value.

As of March 12, 2020, there were 229,689,721 shares of Company common stock issued and outstanding and no shares of preferred stock issued and outstanding.

At the effective time of the Merger, ETRN will issue 30,018,446 shares of ETRN Preferred Shares. The ETRN Preferred Shares will be a newly created series of preferred stock that will be convertible into shares of ETRN common stock, to be issued to holders of Series A perpetual convertible preferred units representing limited partner interests in EQM. The rights, preferences and privileges of the ETRN Preferred Shares will be set forth in a Certificate of Designations to be filed with the Pennsylvania Department of State. A summary of the terms of the preferred stock is set forth below.

The Company’s Common Stock

Voting Rights

Each share of the Company’s common stock is entitled to one vote on all matters requiring a vote of shareholders. Shareholders do not have cumulative voting rights in elections of directors. A director nominee will be elected to the Board of Directors of the Company (the Board) at a meeting of shareholders if the votes cast “for” such nominee exceed the votes cast “against” such nominee (excluding abstentions), unless the number of nominees exceeds the number of directors to be elected, in which case the nominees receiving the highest number of votes up to the number of directors to be elected will be elected.

Dividend Rights

Subject to the rights and preferences of the holders of any outstanding shares of preferred stock, each share of the Company’s common stock is entitled to receive any dividends, in cash, securities or property, as the Board may declare. Pennsylvania law prohibits the payment of dividends and the repurchase of capital stock if the Company is insolvent or if the Company would become insolvent after the dividend or repurchase (unless, in the case of a repurchase, the purchase price is deferred such that the Company will not become insolvent when it is paid).

Liquidation and Other Rights

In the event of the liquidation, dissolution or winding up, either voluntarily or involuntarily, of the Company, subject to the rights and preferences of the holders of any outstanding shares of preferred stock, holders of common stock will be entitled to share pro rata in all of the Company’s remaining assets available for distribution.

Miscellaneous

The holders of the Company’s common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. Holders of fully paid shares of the Company’s common stock are not subject to any liability for further calls or assessments.

Description of Preferred Stock

Under Pennsylvania law and the Company Articles, the Board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law, the Company Articles and the Company’s Second Amended and Restated Bylaws (the Company Bylaws), the Board is able to determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series.

Holders of the Company preferred stock will have no voting rights for the election of directors and have no other voting rights except as the Board may determine pursuant to its authority under the Company Articles with respect to any particular series of the Company preferred stock and except as provided by law.

The particular terms of any series of the Company preferred stock will be set by the Board for that series of preferred stock. Those terms may include:

•	the distinctive serial designation of such series;

•	the annual dividend rate for such series, if any, and the date or dates from which dividends shall commence to accrue;

•	the redemption price or prices, if any, for shares of such series and the terms and conditions on which such shares may be redeemed;

•	the provisions for a sinking, purchase or similar fund, if any, for the redemption or purchase of shares of such series;

•	the preferential amount or amounts payable upon shares of such series in the event of the Company’s voluntary or involuntary liquidation;

•	the voting rights, if any, of such series;

•	the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of the Company’s securities into which such shares may be converted;

•	the relative seniority, parity or junior rank of such series with respect to other series of preferred stock then or thereafter to be issued; and

•	any other specific terms, preferences, rights, privileges, limitations or restrictions of such series.

The rights of the holders of Company common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock so issued.

While the terms summarized above may generally apply to any shares of preferred stock that the Company may offer, the Board will include the specific terms of each series of preferred stock in a Certificate of Designations that will be filed with the Pennsylvania Department of State.

The ETRN Preferred Shares

At the time of issuance, the ETRN Preferred Shares will have the following rights and preferences that will impact the rights of the holders of Company common stock:

•	The ETRN Preferred Shares are a new class of security that will rank pari passu with any other outstanding class or series of preferred stock of ETRN and senior to all shares of ETRN common stock with respect to dividend rights and rights upon liquidation.

•	The ETRN Preferred Shares will vote on an as-converted basis with ETRN common stock and will have certain other class voting rights with respect to any amendment to the Certificate of Designations relating to the ETRN Preferred Shares, or the Company Articles that would be adverse (other than in a de minimis manner) to any of the rights, preferences or privileges of the ETRN Preferred Shares.

Dividends

•	The holders of the ETRN Preferred Shares will receive cumulative quarterly dividends at a rate per annum of 9.75% for each quarter ending on or before March 31, 2024, and thereafter quarterly dividends at a rate per annum equal to the sum of (i) three-month LIBOR as of a LIBOR Determination Date (as defined in the Certificate of Designations) in respect of the applicable quarter and (ii) 8.15%; provided that the rate per annum in respect of periods after March 31, 2024 shall not be less than 10.50%.

•	ETRN will not be entitled to pay any dividends on any junior securities, including any shares of ETRN common stock, prior to paying the quarterly dividends payable to the ETRN Preferred Shares, including any previously accrued and unpaid dividends.

Conversion

•	Each holder of the ETRN Preferred Shares may elect to convert all or any portion of the ETRN Preferred Shares owned by it into ETRN common stock initially on a one-for-one basis, subject to certain anti-dilution adjustments and an adjustment for any dividends that have accrued but not been paid when due and partial period dividends (referred to as the “conversion rate”), at any time (but not more often than once per fiscal quarter) after April 10, 2021 (or earlier liquidation, dissolution or winding up of ETRN), provided that any conversion involves an aggregate number of ETRN Preferred Shares of at least $20.0 million (calculated based on the closing price of the ETRN common stock on the trading day preceding notice of the conversion) or such lesser amount if such conversion relates to all of a holder’s remaining ETRN Preferred Shares or if such conversion is approved by the Board.

•	So long as the holders of ETRN Preferred Shares have not elected to convert all of their ETRN Preferred Shares into ETRN common stock, ETRN may elect to convert all of the ETRN Preferred Shares for ETRN common stock at any time after April 10, 2021 if (i) the ETRN common stock is listed for, or admitted to, trading on a national securities exchange, (ii) the closing price per share of ETRN common stock on the national securities exchange on which such shares are listed for, or admitted to, trading exceeds 140% of the ETRN Preferred Shares Issue Price for the 20 consecutive trading days immediately preceding notice of the conversion, (iii) the average daily trading volume of the ETRN common stock on the national securities exchange on which the ETRN common stock is listed for, or admitted to, trading exceeds 1,000,000 shares of ETRN common stock (subject to certain adjustments) for the 20 consecutive trading days immediately preceding notice of the conversion, (iv) ETRN has an effective registration statement on file with the SEC covering resales of the ETRN common stock to be received by such holders upon any such conversion and (v) ETRN has paid all accrued quarterly dividends in cash to the holders.

Change of Control

•	Upon certain events involving a Change of Control (as defined in the Certificate of Designations) in which more than 90% of the consideration payable to ETRN, or to the holders of the ETRN common stock is payable in cash, the ETRN Preferred Shares will automatically convert into ETRN common stock at a conversion ratio equal to the greater of (i) the quotient of (a) the sum of (x) the ETRN Preferred Shares Issue Price plus (y) any accrued and unpaid dividends on such date, including any partial period dividends with respect to the ETRN Preferred Shares on such date, divided by (b) the ETRN Preferred Shares Issue Price and (ii) the quotient of (a) the sum of (x) (1) the ETRN Preferred Shares Issue Price multiplied by (2) 110% plus (y) any accrued and unpaid dividends on such date, including any partial period dividends, with respect to the ETRN Preferred Shares on such date, divided by (b) the volume weighted average price of the shares of ETRN common stock for the thirty-day period ending immediately prior to the execution of definitive documentation relating to the Change of Control.

•	In connection with other Change of Control events that do not satisfy the 90% cash consideration threshold described above, in addition to certain other conditions, each holder of ETRN Preferred Shares may elect to (a) convert all, but not less than all, of its ETRN Preferred Shares into ETRN common stock at the then applicable conversion rate, (b) if ETRN is not the surviving entity (or if ETRN is the surviving entity, but ETRN common stock will cease to be listed), require ETRN to use commercially reasonable efforts to cause the surviving entity in any such transaction to issue a substantially equivalent security that has rights, preferences and privileges substantially equivalent to the ETRN Preferred Shares (or if ETRN is unable to cause such substantially equivalent securities to be issued, to exercise the option described in clause (a) or (d) hereof or elect to convert such ETRN Preferred Shares at a conversion ratio reflecting a multiple of invested capital), (c) if ETRN is the surviving entity, continue to hold the ETRN Preferred Shares or (d) require ETRN to redeem the ETRN Preferred Shares at a price per share equal to 101% of the ETRN Preferred Shares Issue Price, plus accrued and unpaid dividends, including any partial period dividends, on the applicable ETRN Preferred Shares on such date, which redemption price may be payable in cash, ETRN common stock or a combination thereof at the election of ETRN (and, if payable in ETRN common stock, such ETRN common stock will be issued at 95% of the volume weighted average price of ETRN common stock for the 20-day period ending on the fifth trading day immediately preceding the consummation of the Change of Control). Any holder of ETRN Preferred Shares that requires ETRN to redeem its ETRN Preferred Shares pursuant to clause (d) above will have the right to withdraw such election with respect to all, but not less than all, of its ETRN Preferred Shares at any time prior to the fifth trading day immediately preceding the consummation of the Change of Control and instead elect to be treated in accordance with any of clauses (a), (b) or (c) above.

Optional Redemption

•	At any time on or after January 1, 2024, ETRN will have the right, subject to applicable law, to redeem the ETRN Preferred Shares, in whole or in part, by paying cash for each ETRN Preferred Share to be redeemed in an amount equal to the greater of (a) the sum of (i)(1) the ETRN Preferred Shares Issue Price multiplied by (2) 110%, plus (ii) any accrued and unpaid dividends, including any partial period dividends, with respect to the ETRN Preferred Shares on such date and (b) the amount the holder of such ETRN Preferred Share would receive if such holder had converted such ETRN Preferred Share into shares of ETRN common stock at the then-applicable conversion ratio and ETRN liquidated immediately thereafter.

Registration Rights Agreement

•	Pursuant to the terms of the Preferred Restructuring Agreement, in connection with the closing of the Preferred Restructuring, ETRN has agreed to enter into the Registration Rights Agreement pursuant to which, among other things, ETRN will give the Investors certain rights to require ETRN to file and maintain one or more registration statements with respect to the resale of the ETRN Preferred Shares and the shares of ETRN common stock that are issuable upon conversion of the ETRN Preferred Shares, and which, upon request by certain Investors party to the Registration Rights Agreement, will require ETRN to initiate underwritten offerings for the ETRN Preferred Shares and the shares of ETRN common stock that are issuable upon conversion of the ETRN Preferred Shares and use its best efforts to cause the ETRN Preferred Shares to be listed on the securities exchange on which the shares of ETRN common stock are then listed.

Anti-Takeover Effect of the Company’s Governing Documents and Pennsylvania Business Corporation Law

The Company Articles and the Company Bylaws contain a number of provisions relating to corporate governance and to the rights of the Company’s shareholders. Certain of these provisions may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of the Company. In addition, certain provisions of Pennsylvania law may have a similar effect.

Required Vote for Amendment of the Company Articles and the Company Bylaws

Subject to the voting rights given to any particular series of preferred stock by the Board, if any, pursuant to the Company Articles, and except as may be specifically provided to the contrary in any other provision in the Company Articles with respect to amendment or repeal of such provision, the Company Articles cannot be amended and no provision may be repealed by the Company’s shareholders without the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of the Company capital stock entitled to vote in an annual election of directors of the Company, voting together as a single class, unless such action has been previously approved by two-thirds of the Company’s whole Board, in which event (unless otherwise expressly provided in the Company Articles) the Company Articles may be amended and any provision repealed by such shareholder approval as may be specified by law.

The Board may make, amend and repeal the Company Bylaws with respect to those matters which are not, by statute, reserved exclusively to the Company’s shareholders, subject to the power of the Company’s shareholders to change such action. No bylaw may be made, amended or repealed by the Company’s shareholders unless such action is approved by the affirmative vote of the holders of not less than 80% of the voting power of the then outstanding shares of the Company capital stock entitled to vote in an annual election of directors, voting together as a single class, unless such action has been previously approved by two-thirds of the Board, in which event (unless otherwise expressly provided in the Company Articles or the Company Bylaws) the Company Bylaws may be amended and any provision may be repealed by such shareholder approval as may be specified by law.

Preferred Stock

The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the Company’s outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of the Company’s common stock.

Anti-Takeover Law Provisions under the Pennsylvania Business Corporation Law

The Company is subject to certain provisions of Chapter 25 of the Pennsylvania Business Corporation Law (PBCL), which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against the Company, including Section 2524, Section 2538, Subchapter 25E and Subchapter 25F of the PBCL.

Under Section 2524 of the PBCL, shareholders of the Company cannot act by partial written consent except if permitted under the Company Articles. The Company Articles do not permit shareholder action by partial written consent, except with respect to amending the number of votes required to elect a nominee for director to the Board.

Section 2538 of the PBCL requires enhanced shareholder approval for certain transactions between the Company and an “interested shareholder” (defined as a shareholder who is a party to the transaction or is treated differently from other shareholders). Section 2538 applies if an interested shareholder (together with his, her or its affiliates) is to (i) be a party to a merger or consolidation, a share exchange or certain sales of assets involving the Company or one of the Company’s subsidiaries; (ii) receive a disproportionate amount of any securities of any corporation which survives or results from a division; (iii) be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification. Under these circumstances, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all disinterested shareholders are entitled to cast with respect to such transaction. However, this special voting requirement will not apply where the proposed transaction has been approved in a prescribed manner by the members of the Board independent from the interested shareholder or if certain other conditions, including the amount of consideration to be paid to certain shareholders, are satisfied or the interested shareholder owns 80% or more of the Company. This voting requirement is in addition to any other voting requirement under the PBCL, the Company Articles or the Company Bylaws.

Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of the Company’s shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder’s shares at a price determined in an appraisal proceeding.

Under Subchapter 25F of the PBCL, the Company may not engage in a merger, consolidation, share exchange, division, asset sale, disposition (in one transaction or a series of transactions) or a variety of other business combination transactions with a person who becomes the beneficial owner of shares representing 20% or more of the voting power in an election of the Company’s directors unless: (1) the business combination or the acquisition of the 20% interest is approved by the Board prior to the date the 20% interest is acquired; (2) the person beneficially owns at least 80% of the Company’s outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F; (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

The Company has opted out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H of the PBCL (which would have required a person or group to disgorge to the Company any profits received from a sale of the Company’s equity securities under certain circumstances).

Advance Notice Requirements

The Company Bylaws require the Company’s shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at the Company’s annual meeting of shareholders. These procedures provide that notice of shareholder proposals and shareholder nominations for the election of directors at the Company’s annual meeting must be in writing and received by the Company’s secretary at its principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year’s annual meeting of shareholders. In the case of a shareholder nomination, the notice submitted to the secretary must set forth information about the nominee and any person or entity on whose behalf the nomination is made and be accompanied by an executed written representation and agreement that includes an original irrevocable conditional resignation in the event that such nominee, in an uncontested election, receives more votes “against” than “for” election.

Special Meetings of Shareholders

The Company Bylaws provide that a special meeting of shareholders may be called by the Board or chief executive officer. The Company’s shareholders do not have a right to call a special meeting under the Company Bylaws or under the PBCL.

Special Treatment for Specified Groups of Nonconsenting Shareholders

Additionally, the PBCL permits an amendment of a corporation’s articles of incorporation or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

Exercise of Director Powers Generally

Section 1715 of the PBCL also provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. The PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on “poison pills” or the anti-takeover provisions of the PBCL. The Company does not currently have a “poison pill.”

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The PBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In an action by or in the right of the corporation, indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless the applicable court otherwise determines.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders.

To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third- party action, derivative action, or corporate action, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such individual in connection therewith.

Pennsylvania law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted against such individual, and incurred in his or her capacity as a director or officer or arising out of his or her position, whether or not the corporation would have the power to indemnify such individual against such liability under Pennsylvania law.

The Company Articles provide that a director shall, to the maximum extent permitted by Pennsylvania law, have no personal liability for monetary damages for any action taken, or any failure to take any action, as a director unless such director has breached or failed to perform the duties of his or her office under Chapter 17, Subchapter B of the PBCL (or any successor statute relating to directors' standard of care and justifiable reliance), and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Company Bylaws provide for indemnification for current and former directors and officers serving at the request of the corporation to the fullest extent permitted by Pennsylvania law. The Company Bylaws also permit the advancement of expenses and expressly authorize the Company to carry directors’ and officers’ insurance to protect itself and its directors and officers against certain liabilities. The Company Bylaws also provide for indemnification of employees and agents of the Company under certain circumstances.

The limitation of liability and indemnification provisions in the Company Articles and the Company Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its shareholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any shareholder, to seek nonmonetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of the Company directors or officers for which indemnification is sought.

Exclusive Forum

The Company Bylaws provide that, unless the Company otherwise determines, the state and federal courts sitting in the judicial district of the Commonwealth of Pennsylvania, Allegheny County, is the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company’s shareholders, any action asserting a claim against the Company or any director, officer or other employee of the Company arising pursuant to any provision of the PBCL or the Company Articles or the Company Bylaws or any action asserting a claim against the Company or any director, officer or other employee of the Company governed by the internal affairs doctrine. The choice of forum provision set forth in the Company Bylaws does not apply to any actions arising under the Securities Act or the Exchange Act.

Authorized but Unissued Shares

Subject to applicable law and stock exchange rules, the Company’s authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. The Company may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exchange Listing

The Company’s common stock is listed on the NYSE under the ticker symbol ETRN.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company, LLC:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Phone: 800-937-5449

E-mail: Info@astfinancial.com

Website: www.astfinancial.com

DESCRIPTION OF THE PLAN

The following is a question and answer statement of the provisions of the Plan. The Plan will continue until the earlier of the date that all shares of common stock registered under the Plan have been sold or the date we terminate the Plan.

Purpose and Advantages

1.	What is the purpose?

The purpose is to provide holders of record of the Company’s common stock with a simple and convenient method of reinvesting cash dividends and optional cash payments in additional shares of the Company’s common stock without payment of brokerage commissions or service charges.

2.	What are the advantages of the Plan?

In addition to eliminating brokerage commissions, service charges, fees and other expenses in connection with purchases under the Plan, participants achieve full investment for funds because the Plan permits fractional shares of common stock to be credited to participants’ accounts. In addition, dividends in respect of such fractional shares of common stock, as well as full shares of common stock, are so credited. Participants also may avoid the necessity for safekeeping the multiple certificates evidencing the shares of common stock credited to their accounts and thus be protected against the risks of loss, theft or destruction of such certificates. Participants may also submit the Company’s stock certificates held by them and registered in their name for safekeeping within the Plan (see Question No. 14). Regular statements of account are issued to provide simplified record keeping.

Eligibility

3.	Who is eligible to participate in the Plan?

All holders of record of the Company’s common stock are eligible to participate in the Plan and may do so with respect to all or a portion of their shares of common stock of such class held or to be held in the record holder’s name. Beneficial owners of the Company’s stock registered in a name other than their own, such as that of a broker, bank nominee or trustee, must first become holders of record of such shares of common stock in order to participate directly in their own name or make arrangements with such party authorizing them to participate in the Plan on their behalf.

As a participant in the Plan:

•	Full Dividend Reinvestment: You may have cash dividends on all of your shares of common stock automatically reinvested. You also may make optional cash payments of not less than $50 per payment but limited to aggregate payments of $10,000 per calendar month.

•	Partial Dividend Reinvestment: You may have cash dividends on less than all of your shares of common stock automatically reinvested, while continuing to receive cash dividends on the other shares of common stock. The right to make optional cash payments of not less than $50 per payment up to a total of $10,000 per calendar month will continue to be available.

•	Optional Cash Purchases Only: You may make optional cash payments only of not less than $50 per payment but limited to aggregate payments of $10,000 per calendar month. Cash dividends declared on your shares of common stock purchased through the “Optional Cash Purchases Only” alternative will be paid in cash.

If you choose partial dividend reinvestment or optional cash purchases only, you can have your cash dividends deposited directly into your bank account instead of receiving a check by mail. To have your cash dividends deposited electronically, you may enroll on- line or complete and submit an Enrollment Form, copies of which may be obtained from the Administrator. Please allow 30 days from the date of the Administrator’s receipt of a properly-submitted form for the direct deposit to be established. You may also change your designated bank account for direct deposit or discontinue this feature by logging into your account on-line, telephoning the Administrator or submitting a written notice to the Administrator at the address noted in Question 4 below.

Administration

4.	Who administers the Plan for the participants and what are the responsibilities of the Administrator?

The American Stock Transfer & Trust Company, LLC (AST) is the Administrator of the Plan. Should AST resign or be discharged, another Administrator would be appointed by the Company. The Administrator primarily receives participants’ dividends and optional cash payments, invests such funds in shares of the Company’s common stock, holds such shares of common stock in its or its nominee’s name as agent for the participants under the Plan, maintains records of participants’ accounts and advises participants as to all transactions in and the status of their accounts. All notices from the Administrator to a participant will be addressed to the participant’s last known address. Participants should notify the Administrator promptly of any change of address.

In performing its duties under the Plan, the Administrator shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any failure to terminate a participant’s account upon the participant’s death prior to receipt of notice in writing of such death.

For information regarding the Plan, you may contact the Administrator through one of the following ways:

Internet

You can enroll, obtain information and perform certain transactions on your account online at www.astfinancial.com by completing a one-time registration process. To complete your registration process, please visit:

1.	www.astfinancial.com/login

2.	On the login page, click on REGISTER-FIRST TIME USERS ONLY, under SHAREHOLDER CENTRAL.

3.	Enter your 10 digit account number and SSN / TAX ID number associated with the account, click Submit.

4.	Create a Unique ID & Password.

For existing shareholders to gain access, please visit:

1.	www.astfinancial.com/login

2.	On the login page, click on LOGIN, under SHAREHOLDER CENTRAL.

3	Enter your Unique ID, click Continue.

4.	Enter your Password and click Submit.

Telephone

Toll-free within the United States and Canada: 1-800-278-4353

International Telephone Inquiries: 1-718-921-8124

For the hearing impaired (TDD): 1-866-703-9077

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 8:00 a.m. to 7:00 p.m., Eastern Time, Monday through Friday (except holidays).

In Writing

You may also write to the Administrator at the following address:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Be sure to include your name, address, daytime phone number, ID and a reference to Equitrans Midstream Corporation on all correspondence.

Participation

5.	How does a shareholder become a participant?

A holder of record of the Company’s common stock may join the Plan by signing an Enrollment Form and returning it to the Administrator. Enrollment Forms will be furnished upon request made to the Administrator.

6.	What does the Enrollment Form provide and how may a participant change participation alternatives?

The Enrollment Form provides for the purchase of additional shares of our common stock through the following investment options:

•	Full Dividend Reinvestment. This alternative directs the investment, in accordance with the Plan, of the cash dividends on all of the shares of common stock then or subsequently registered in your name and on all shares of common stock then or subsequently held in your Plan account (including fractional shares and shares purchased with optional cash purchases under the Plan), and also permits you to make optional cash payments for the purchase of additional shares in accordance with the Plan.

•	Partial Dividend Reinvestment. This alternative directs the investment, in accordance with the Plan, of the cash dividends on a portion of the shares of common stock then or subsequently registered in your name or held in your Plan account. Under this alternative, you may either direct the investment of cash dividends on a specific number of shares of common stock, or you may direct the investment of cash dividends on a specific percentage of shares of common stock registered in your name or held in your Plan account (including fractional shares and shares of common stock purchased with optional cash purchases under the Plan). This alternative also permits you to make optional cash payments for the purchase of additional shares of common stock in accordance with the Plan.

•	Optional Cash Purchases Only. This alternative permits you to make optional cash payments for the purchase of additional shares of common stock in accordance with the Plan, but without any reinvestment of cash dividends on those shares directly held by you. Cash dividends on shares of common stock purchased under this alternative are paid in cash.

You may select either one of the dividend reinvestment alternatives or the optional cash purchase alternative. The cash dividends on shares of common stock held for your account under the Plan will be reinvested in accordance with the Plan, including dividends on shares of common stock purchased with optional cash payments or through reinvested dividends, unless you specify otherwise.

If you submit an Enrollment Form properly executed but with no investment alternative designated, you will be enrolled in the “Full Dividend Reinvestment” option.

As a participant, you may change your investment alternatives at any time via the internet, by telephone or requesting a new Enrollment Form and returning it to the Administrator at the address set forth in Question 4. If a properly-submitted Enrollment Form changing the reinvestment of cash dividends is received before the record date for payment of the related cash dividend, the change generally will be effective on the related dividend payment date. If the Enrollment Form is received on or later than the record date, the change generally will be put into effect on the next dividend payment date.

7.	When will dividends be reinvested?

Dividends will be reinvested as of each dividend payment date. If an Enrollment Form is received by the Administrator on or before the record date for the payment of the next dividend (normally, two weeks preceding a dividend payment date), the dividend will be reinvested as of the dividend payment date. If an Enrollment Form is not received by the record date, reinvestment of dividends will not begin until the next following dividend payment date.

Optional Cash Payments

8.	Who is eligible to make optional cash payments and how are they made?

Check.      Optional cash payments may be made by a participant at any time. An optional cash payment may be made by a participant when joining the Plan by enclosing a personal check payable to American Stock Transfer & Trust Company, LLC with the Enrollment Form. Third party checks, cash, money orders, traveler’s checks and checks not drawn on a U.S. Bank or not in U.S. currency will not be accepted and will be returned to the sender. Thereafter, optional cash payments should be accompanied by the form sent to participants by the Administrator. All voluntary cash payments will be acknowledged with a receipt. A fee of $35.00 will be assessed for a check that is returned for insufficient funds.

Automatic Monthly Withdrawals.      An optional cash payment may also be made by the participant by authorizing electronic transfers from your designated bank account by accessing your account on-line or returning a completed Enrollment Form to the Administrator. The amounts you have authorized will be withdrawn from your bank account on the 25th day of each month, or the next business day, if the 25th falls on a weekend or holiday. A fee of $35.00 will be assessed for an electronic debit that is returned for insufficient funds.

9.	What are the limitations on optional cash payments?

Optional cash payments by a participant may not be less than $50 nor more than $10,000 per month. Any amount received in excess of $10,000 per month will be returned to the participant as soon as practicable. The same amount of money need not be sent each time, and there is no obligation to make any optional cash payment.

10.	When will optional cash payments be invested?

Optional cash payments will be invested as of each dividend payment date and as of the first business day of each month in which no dividend payment date occurs (interim investment date). For an optional cash payment to be invested on a dividend payment date or interim investment date, the funds must be received by the Administrator on or before the business day prior to the date in question. No interest is paid by the Company on optional cash payments. It is therefore suggested that any optional cash payment which a participant wishes to make be sent so as to arrive shortly before the applicable business day referred to above.

Purchases

11.	What is the source of the shares of common stock purchased under the Plan?

The Administrator will purchase the common stock under the Plan directly from the Company out of authorized but unissued shares or in the open market.

12.	How many shares of common stock will be purchased for participants?

The number of shares of common stock that will be purchased for each participant will depend on the amount of dividends to be reinvested, optional cash payments, or both, in a participant’s account and the applicable purchase price of the common stock (see Question No. 13). Each participant’s account will be credited with that number of shares of common stock, including any fractional interest computed to four decimal places, equal to the total amount to be invested divided by the applicable purchase price as described in Question No. 13 below.

13.	At what price will shares of common stock be purchased under the Plan?

The price of shares of common stock purchased from the Company with reinvested cash dividends or optional cash payments will be the closing price per share for each dividend payment date or interim investment date, as the case may be, to be determined in the principal market in which such shares of common stock are traded, as quoted in The Wall Street Journal (or in such other reliable publication as the Company may determine to rely upon). If, however, a dividend payment date or interim investment date falls on a day on which the common stock of the Company is not traded, the purchase price is determined by averaging the closing price per share for the Company’s common stock as so reported on the trading dates next preceding and next following the dividend payment date or interim investment date, as the case may be. If purchased in the open market, the price will be the then current market price.

It should be recognized that since investment prices are determined as of particular dates, a participant loses any advantage otherwise available from being able to select the timing of investments.

Deposit of Registered Shares of Common Stock

14.	Can participants deposit their registered shares of common stock with the Plan?

Participants are permitted to deposit any Company common stock certificates in their possession and registered in their name with AST for safekeeping. Shares deposited for safekeeping will be transferred into the name of AST, or its nominee’s name, as agent for participants in the Plan, and credited to the participant’s account under the Plan. Thereafter, the shares of common stock will be treated in the same manner as shares purchased through the Plan.

15.	What are the advantages of utilizing the depositary service of the Plan?

The Plan’s depositary service for the safekeeping of stock certificates offers two significant advantages to participants. First, the risk associated with loss of a participant’s stock certificates is eliminated. If a stock certificate is lost, stolen, or destroyed, no transfer or sale of shares of common stock may take place until a replacement certificate is obtained. This procedure is not always simple and results in costs and paperwork to the individual, to the Company and to the Administrator. Second, because shares of common stock deposited with the Plan for safekeeping are treated in the same manner as shares of common stock purchased through the Plan, they may be sold through the Plan in a convenient and efficient manner (see Question No. 22).

16.	How may Company common stock certificates be deposited with the Plan?

Participants who wish to deposit their Company common stock certificates in the Plan must complete and return to AST, a Certificate Deposit Form together with all Company common stock certificates registered in their name. No partial deposits of a participant’s Company common stock will be permitted. A fee of $7.50 will be charged to the participant by the Administrator for each deposit of up to 30 certificates. A check in the amount of $7.50, payable to AST must be included with the Certificate Deposit Form and the certificates. The certificates should be mailed via Registered or Certified mail to the Administrator (see Question No. 4).

Costs

17.	What costs do participants pay?

Participants will incur no brokerage commissions or other charges for purchases made under the Plan. However, there are fees for certain other services such as when a participant withdraws from the Plan and directs the Administrator to sell the shares of common stock held in the participant’s account (see Question No. 22) or when a participant deposits certificates for safekeeping within the Plan (see Question No. 16). With these exceptions, all costs in connection with the Plan are paid by the Company.

Reports to Participants

18.	What reports are sent to participants in the Plan?

Each participant in the Plan receives a statement of his account quarterly (or monthly if optional cash is invested) which provides a record of all current transactions and should be retained for income tax purposes. In addition, each participant will be sent the same communications sent to every holder of common stock, including the Company’s Annual Reports, the Notice of Annual Meeting and Proxy Statement and income tax information for reporting dividends paid.

Certificates for Shares of Common Stock

19.	Are certificates issued to participants for shares of common stock purchased under the Plan?

Shares of common stock purchased under the Plan are registered in the name of the Administrator, or its nominee, as agent for the participants in the Plan, and certificates for such shares are not delivered to participants unless requested. The number of shares of common stock credited to an account under the Plan is shown on the participant’s statement. Participants are thus protected against loss, theft or destruction of stock certificates.

Withdrawal of Shares of Common Stock in Plan Accounts

20.	How may a participant withdraw shares of common stock purchased under the Plan?

A participant may withdraw all or a portion of the shares of common stock credited to his account by notifying the Administrator to that effect and specifying in the notice the number of shares of common stock to be withdrawn, or by completing and returning the form contained within the participant’s statement of account. This notice or form should be mailed to the Administrator at the address shown in Question No. 4 above. Certificates for whole shares of common stock so withdrawn will be registered in the name of and issued to the participant without charge, usually within 14 days of the receipt of such notification by the Administrator, except as described in the following sentence. Any notice of withdrawal received after a dividend record date will result in the dividends paid for such record date to be paid in cash, which amounts will be included in the check issued in connection with the withdrawal. Such dividends will not be reinvested. Any fractional interest withdrawn will be liquidated by the Administrator on the basis of the then current market value of the common stock and a check issued for the proceeds thereof. In no case will certificates representing a fractional interest be issued. Alternatively, you may choose to sell your shares of common stock through a stockbroker of your choice, in which case you would request that the Administrator electronically transfer your shares of common stock to your stockbroker through the Direct Registration System.

21.          What is the effect on a participant’s Plan account if the participant withdraws all of the whole shares held in the account but does not terminate the account?

Dividends on shares of common stock participating in the Plan held of record by the participant and on the fractional share remaining in the account, and any optional cash payments would continue to be invested under the Plan in additional shares of common stock. However, the Company has the right at its discretion to terminate any account which has less than five shares of common stock remaining in the participant’s Plan account.

Sale of Shares of Common Stock

22.	What procedures should be followed if a participant wishes to sell shares of common stock?

When a participant wishes to sell all or a portion of the shares of common stock credited to his or her account, there are two options: (i) request the withdrawal of such shares in accordance with the procedures outlined in Question No. 20 above and arrange to sell the shares through a broker chosen by the participant, or (ii) sell the shares directly through the Plan by completing and returning the form contained within the participant’s statement of account to the Administrator. Through the Plan, a participant may sell both the shares of common stock credited to the participant’s Plan account and any shares of common stock which the participant had deposited for safekeeping with the Administrator as discussed in Question No. 15 above. Shares of common stock sold in this manner will be sold through the facilities of AST, and will be subject to applicable brokerage costs (currently 12 cents per share sold) and a handling fee of $15.00 per transaction.

Following each sale of shares of common stock through the Plan, a participant will receive a check with an information stub from the Administrator showing the date of sale, number of shares sold and sale price. As with other Plan statements received, participants should retain these sale information stubs for their tax records. All 1099-B forms will be issued and mailed by the end of the tax year. Proceeds from each sale of shares of common stock through the Plan will be remitted to the participant less brokerage commissions and applicable handling fees. Additional information regarding the sale of shares of common stock through the Plan may be obtained from the Company’s Corporate Secretary or Administrator. You may write to the Corporate Secretary at the following address:

Equitrans Midstream Corporation

Attn: Corporate Secretary

2200 Energy Drive

Canonsburg, Pennsylvania 15317

Discontinuation of Dividend Reinvestment

23.	How does a participant discontinue participation under the Plan?

A participant may discontinue participation under the Plan by notifying the Administrator in writing to that effect, or by completing and returning the form contained within the participant’s statement of account. Any notice of discontinuation received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares of common stock purchased have been credited to the participant’s account. If a participant discontinues participation in the Plan, the participant will receive (a) a certificate for all whole shares of common stock held in the participant’s account and (b) a check representing the then current market value of any fractional share. A $15.00 handling fee and the applicable $0.12 per share of common stock commission representing the fractional shares will be charged by the Administrator. The participant may, however, request the Administrator to sell all whole shares of common stock held in the participant’s account. Upon such request, the Administrator will sell the shares of common stock in the open market as soon as practicable and pay the participant the proceeds of the sale less any applicable brokerage commissions, transfer taxes and other costs (see Question No. 22). Alternatively, you may choose to sell your shares of common stock through a stockbroker of your choice, in which case you would request that the Administrator electronically transfer your shares of common stock to your stockbroker through the Direct Registration System.

Other Information

24.          What happens if the Company issues a stock dividend, declares a stock split or has a rights offering with respect to common stock?

Any shares resulting from a stock dividend or stock split with respect to common stock (whole shares and any fractional interest) in a participant’s account will be credited to such account. The basis for any rights offering will include the shares of common stock and any fractional interest credited to a participant’s account. The number of shares of common stock subject to the Plan will be adjusted to reflect such events as stock dividends, stock splits, recapitalizations and like changes.

25.	How will the shares of common stock credited to a participant’s account be voted at a meeting of shareholders?

If on a record date for a meeting of shareholders there are shares credited to a participant’s account under the Plan, the participant will be sent proxy material for such meeting. A participant will be entitled to vote all shares of common stock registered in the participant’s name, if any, as well as shares held by the Administrator for the account of the participant. The participant may vote by proxy or in person at any such meeting.

26.	May the Plan be modified or discontinued?

The Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to make modifications to the Plan. The Company will endeavor to notify participants of any such suspension, termination or modification, but the absence of notification will not affect the effectiveness of the suspension, modification or termination. In addition, the Company may adopt rules and procedures for the administration of the Plan, interpret the provisions of the Plan and make any necessary determinations relating thereto. Any such rules, procedures, interpretations and determinations shall be final and binding.

Federal Income Tax Consequences

The answers to questions nos. 27 through 29 are summaries provided for general information only and are not tax advice. These summaries are based on our understanding of the Internal Revenue Code (Code), U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the Internal Revenue Service (the IRS) and judicial decisions, all as in effect on the date of this registration statement, and all of which are subject to change and differing interpretations at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. These summaries do not purport to address the particular circumstances of individual participants and do not apply to participants who are not “United States persons” (as defined in the Code), except with respect to withholding discussed under question nos. 28 and 29, and are limited to individual participants who hold our common stock as capital assets. Moreover, these summaries do not include a discussion of state, local or non-U.S. income tax law consequences of participating in the Plan, any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or with respect to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), nor any U.S. federal laws other than those pertaining to the U.S. federal income tax. Participants should consult their own tax advisors as to the particular tax consequences of participating in the Plan to them, including the application and effect of U.S. federal, state, local and/or non-U.S. tax laws.

27.	What are the Federal income tax consequences of participation in the Plan?

A participant whose dividends are reinvested under the Plan in our common stock purchased from us will generally be treated, for federal income tax purposes, as having received a taxable distribution of our stock (in an amount equal to the fair market value thereof) rather than a cash distribution. A participant whose dividends are reinvested in our common stock purchased in market transactions will generally be treated, for U.S. federal income tax purposes, as having received a cash distribution in the amount of such dividends.

In addition to the foregoing, brokerage commissions, service charges, fees and other expenses paid for a participant by us in connection with the purchase of shares will also generally be treated as taxable distributions.

For federal income tax purposes, distributions will generally be treated as dividends to the extent paid out of our “earnings and profits” (determined under U.S. federal income tax principles). To the extent that a distribution exceeds our “earnings and profits,” it is deemed to be a return of capital and will reduce a participant’s basis in such participant’s shares of our common stock, but not below zero. To the extent a return of capital exceeds a participant’s basis, it is treated as a capital gain.

The tax basis for our common stock generally will equal the fair market value of our common stock on the date of distribution or the cost of the shares purchased in a market transaction, as applicable, and in each case, plus the amount of any brokerage commissions, service charges, fees or other expenses paid by us on behalf of a participant in connection with the purchase of our common stock.

A participant will not realize any taxable income upon the receipt of certificates for whole shares credited to such participant’s Plan account, whether upon such participant’s request or upon withdrawal from or termination of the Plan. However, a participant may realize gain or loss with respect to any cash payment for a fractional share or when whole shares are sold. The amount of such gain or loss will be the difference between the amount received for such whole or fractional shares and the participant’s tax basis therefor. Participants are urged to consult with their own tax advisors for more specific information.

28.	What are the requirements for backup withholding?

Under certain circumstances described below, we or the Administrator may be required to deduct backup withholding on distributions paid to a participant, regardless of whether those distributions are reinvested. Similarly, the Administrator may be required to deduct backup withholding from all proceeds of sales of shares held in a Plan account. A participant will be subject to backup withholding if: (1) the participant has failed to properly furnish us and the Administrator with its taxpayer identification number; (2) the IRS notifies us or the Administrator that the identification number furnished by the participant is incorrect; (3) the IRS notifies us or the Administrator that backup withholding should be commenced because the participant has failed to report properly distributions paid to it; or (4) when required to do so, the participant has failed to certify, under penalties of perjury, that the participant is not subject to backup withholding. Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, only this reduced amount will be reinvested in Plan shares. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a participant’s U.S. federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

29.	What provision is made for foreign shareholders whose dividends are subject to income tax withholding?

The amount of dividends to be reinvested for foreign participants whose dividends are subject to withholding is reduced by the tax withheld.

Optional cash payments received from foreign participants must be in United States dollars and are invested the same way as such payments from other participants. Any fees deducted by a bank will result in a smaller net investment.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we have filed with the SEC under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to the Company and its common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

We are subject to the information requirements of the Exchange Act, which means that we are required to file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. We post on our public website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. You can access this information on our website at www.equitransmidstream.com by clicking on “Investors” on the main page and then on “SEC Filings”.

This registration statement and our other SEC filings are also available on the Internet website maintained by the SEC at www.sec.gov.

Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus unless specifically referred to in the section below entitled “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.”

You should rely only on the information contained in this prospectus and the registration statement or specifically incorporated by reference. The Company has not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate information into this prospectus by reference to documents that we have filed with the SEC. This means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus.

The following documents filed with the Commission pursuant to the Exchange Act by the Company are incorporated in this prospectus and registration statement by reference and shall be deemed to be a part hereof:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on February 27, 2020;

•	the Company’s Definitive Proxy Statement on Schedule 14A for the 2020 Annual Meeting of Shareholders filed on April 3, 2020;

•	the Company’s Current Reports on Form 8-K filed on February 3, 2020, February 27, 2020 (second filing), February 28, 2020, March 6, 2020 (as amended on March 13, 2020), March 30, 2020, April 1, 2020, and April 29, 2020 (in each case, other than documents or information that is furnished and deemed not to have been filed as indicated therein); and

•	the description of the Company’s common stock contained in the Company’s Registration Statement on Form 10 initially filed with the Commission on August 10, 2018, including all amendments and reports filed for the purpose of updating that description.

We will promptly provide without charge to each person to whom this prospectus is delivered a copy of any or all information that has been incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into such information) upon the written or oral request of such person. You may request a copy of the documents incorporated by reference in this prospectus, including exhibits to these documents, orally or in writing, and they will be provided to you at no cost, by contacting:

Equitrans Midstream Corporation

2200 Energy Drive

Canonsburg, Pennsylvania 15317

Attn: Corporate Secretary

Telephone: (724) 271-7600

LEGAL MATTERS

Certain legal matters in connection with any offering of securities made by this prospectus will be passed upon for us by McGuireWoods LLP.

EXPERTS

The consolidated financial statements of Equitrans Midstream Corporation appearing in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2019, and the effectiveness of Equitrans Midstream Corporation’s internal control over financial reporting as of December 31, 2019 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Mountain Valley Pipeline, LLC—Series A appearing in Equitrans Midstream Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2019, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.